# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Flora Growth Corp., CIK 0001790169
CUSIP: 339764102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 3230 W. Commercial Blvd., Suite 180, Fort Lauderdale, Florida (FL), 33309
Date of event which requires filing of this statement: 12/19/2025
Filed by CIK 0001955467
Persons authorized to receive notices and communications: Dany Vaiman, 3230 W. Commercial Blvd., Suite 180, Fort Lauderdale, Florida (FL), 33309, (416) 861-2267; Richard Raymer, 66 Wellington Street W., Suite 3400, Toronto, Ontario Canada (A6), M5K 1E6, (416) 367-7370

## Reporting persons
- Vaiman Dany (CIK 0001955467): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 263,249; shared voting power 0; sole dispositive power 263,249; shared dispositive power 0; aggregate amount beneficially owned 263,249 (23.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Flora Growth Corp.
Address of issuer's principal executive offices: 3230 W. Commercial Blvd., Suite 180, Fort Lauderdale, Florida (FL), 33309

## Item 2. Identity and Background
Name of person filing: Dany Vaiman
Residence or business address:
3230 W. Commercial Blvd, Suite 180

Fort Lauderdale, FL 33309
Present principal occupation or employment: Chief Financial Officer of Issuer
Criminal convictions in the last five years: N/A - None
Civil proceedings (securities laws) in the last five years: N/A - None
Citizenship: Canadian

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: OO

## Item 4. Purpose of Transaction
Purpose of transaction: On August 4, 2025, the Issuer effected a 39:1 reverse stock split. On December 19, 2025, the Issuer granted to the Reporting Person 235,604 stock options, exercisable for shares of common stock of the Issuer at an exercise price of $7.31 per share. The options vest in five equal installments subject to the Issuer's common stock meeting the following volume weighted average price ("VWAP") thresholds: 20% following VWAP of $10.97; 20% following VWAP of $14.62; 20% following VWAP of $18.28; 20% following VWAP of $21.93; and 20% following VWAP of $25.59.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 23.8%
Number of shares as to which each person has sole or shared power to vote or dispose: Sole voting and dispositive power: 263,249; Shared voting and dispositive power: 0; Total: 263,249
Transactions in the class effected during the past sixty days: See Item 4
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Vaiman Dany: /s/ Dany Vaiman, Vaiman Dany (12/22/2025)